ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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October 21, 2021

Chris Edwards

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington DC 20549

Re:Golden Seed, Inc.

Offering Statement on Form 1-A/A

Filed October 21, 2021

File No. 024-11614

Dear Mr. Edwards:

Please accept this letter and filing of Form 1-A/A.  While the Commission had provided a no review letter, the Offering Circular needed to be updated to include interim financials and to reflect a few minor changes that FINRA requested as well as other minor changes.

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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Washington DC Office     1440 G Street NW     Washington DC 20005

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Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

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